Item 1. Fundamental Changes

On February 13, 2026, EI.Ventures, Inc. entered into an Agreement and Plan of Merger with Orthogonal Thinker, Inc. Orthogonal Thinker Inc. previously was the majority shareholder of EI.Ventures, Inc.
The merger was filed with the State of Delaware on February 26, 2026.

The material terms of the agreement are as follows: Orthogonal Thinker, Inc. was the surviving corporation following the merger, and minority shareholders were given 0.148465 shares of stock in Orthogonal Thinker, Inc. in exchange for each share of EI.Ventures, Inc.

The material definitive agreement is filed as Exhibit 1U-6 to this report.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EI.Ventures, Inc.

By: David Nikzad, President


Date: 04/29/2026